SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 000-21388

MAGAL SECURITY SYSTEMS LTD.
(Translation of registrant’s name into English)

P.O. Box 70, Industrial Zone, Yehud 56100 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

EXPLANATORY NOTE

Attached hereto as Exhibits 99.1-99.7 are forms and instruction guidelines prepared by Magal Security Systems Ltd. (the “Company”) in order to assist its shareholders in the execution of its previously announced rights offering (the “Rights Offering”).

·	Exhibit 99.1 – Form of Subscription Rights Certificate
·	Exhibit 99.2 – Form of Instructions as to Use of Subscription Rights Certificates
·	Exhibit 99.3 – Form of Letter to Registered Holders
·	Exhibit 99.4 – Form of Letter to Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees
·	Exhibit 99.5 – Form of Letter to Clients of Nominee Holders
·	Exhibit 99.6 – Form of Beneficial Owner Election Form
·	Exhibit 99.7 – Form of Nominee Holder Certification

These exhibits will be mailed to holders of record of the Company’s ordinary shares on September 9, 2016, which is the record date for the Rights Offering.

Also attached as Exhibit 99.8 is the Company’s press release: Magal Announces Commencement of Rights Offering issued September 7, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2016

Magal Security Systems Ltd.

By:	/s/ Saar Koursh
Saar Koursh
Chief Executive Officer